SUBSIDIARIES OF OFFSHORE ENERGY DEVELOPMENT CORPORATION

OEDC, Inc., a Texas corporation

OEDC Partners, L.P., a Texas limited partnership

OEDC Exploration & Production, L.P., a Texas limited partnership

Beacon Natural Gas Company, L.P., a Texas limited partnership

Dauphin Island Gathering Company, L.P., a Texas limited partnership

OEDC Processing, L.P., a Texas limited partnership

All subsidiaries are wholly owned, directly or indirectly, by Offshore Energy Development Corporation.